# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 02/05/2025
Filed by CIK 0002021433
Persons authorized to receive notices and communications: Jacob DeWitte, c/o Oklo Inc., 3190 Coronado Drive, Santa Clara, California (CA), 95054, (844) 200-3276

## Reporting persons
- Jacob DeWitte (CIK 0002021433): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 25,402,712; sole dispositive power 0; shared dispositive power 25,402,712; aggregate amount beneficially owned 25,402,712 (18.2% of the class)
- Caroline Cochran (CIK 0002021786): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 25,402,712; sole dispositive power 0; shared dispositive power 25,402,712; aggregate amount beneficially owned 25,402,712 (18.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 16, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the " Class A Common Stock"), of Oklo Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference to this Item 5.

The Reporting Persons may be deemed to beneficially own an aggregate of 25,402,712 shares of Class A Common Stock, representing 18.2% of the Class A Common Stock outstanding based upon 139,018,305 shares of Class A Common Stock outstanding as of March 21, 2025, as set forth in the Issuer's Annual Report on Form 10-K filed by the Issuer on March 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

The amounts reflected in the cover pages consist of (i) 10,805,098 shares of Class A Common Stock held of record by Mr. DeWitte, (ii) 10,502,108 shares of Class A Common Stock held of record by Ms. Cochran; (iii) 2,000,000 shares of Class A Common Stock held of record by Mr. DeWitte's GRAT; (iv) 2,000,000 shares of Class A Common Stock held of record by Ms. Cochran's GRAT, (v) 56,180 restricted stock units ("RSUs") held of record by Mr. DeWitte that have vested or will vest within 60 days and (vi) 39,326 RSUs held of record by Ms. Cochran that have vested or will vest within 60 days. Mr. DeWitte and Ms. Cochran are married and, as a result, may be deemed to share beneficial ownership of each other's securities.
Transactions in the class effected during the past sixty days:
On February 5, 2025, the Reporting Persons ceased to have voting and dispositive power over 2,541,647 shares of Class A Common Stock held of record by Mr. DeWitte and Ms.Cochran's various family members.

From March 27, 2025 through March 31, 2025, Mr. DeWitte disposed of an aggregate of 216,000 shares of Class A Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction:

March 27, 2025
-Shares Disposed of: 35,365
-Weighted Average Price Per Share: $25.1463

March 28, 2025
-Shares Disposed of: 139,635
-Weighted Average Price Per Share: $22.8812

March 31, 2025
-Shares Disposed of: 41,000
-Weighted Average Price Per Share: $21.8036

Additionally, on March 31, 2025, the Reporting Persons gifted an aggregate of 100,000 shares of Class A Common Stock for no consideration.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jacob DeWitte: /s/ Richard Craig Bealmear, Richard Craig Bealmear, Attorney-in-Fact (04/02/2025)
- Caroline Cochran: /s/ Richard Craig Bealmear, Richard Craig Bealmear, Attorney-in-Fact (04/02/2025)